United States

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature

Press Release

CVRD announces proposal for minimum dividend
of US$ 1 billion for 2005

Rio de Janeiro, January 31, 2005 - Companhia Vale do Rio Doce (CVRD) announces that its Executive Officers will submit to the Board of Directors a proposal for payment of a minimum dividend of US$ 1 billion to shareholders for the year 2005. This corresponds to US$ 0.87 per outstanding share – common or preferred. The payment would be made in two equal installments, on April 29 and October 31, 2005.

The proposal will be on the agenda of CVRD’s Board meetings scheduled for April 14 and October 14, 2005. Payment will be in Reais, and based on the Real/US dollar exchange rate (Ptax – option 5) published by the Central Bank of Brazil on the business day prior to the Board meeting that approves the minimum dividend proposal.

The minimum dividend proposed for 2005 represents an increase of 82% from the US$ 550 million announced for last year, and is 28% more than the total dividend in 2004, of US$ 0.68 per share.

In the period of 2001 through 2004, CVRD invested US$ 6.4 billion, and also distributed dividends of US$ 3.1 billion – taking growth opportunities, while at the same time meeting shareholders’ aspirations. During this period, the average dividend yield was 5.8% – and the total shareholder return, which includes both dividends distributed and the shares price increase, was 38.9% per year – reflecting the recognition by the capital markets of the process of value creation that has been incorporated into the execution of CVRD’s long-term strategy.

The amount proposed for 2005, of US$ 0.87 per outstanding share, is in line with the Dividend Policy (Policy) approved by CVRD’s Board of Directors in November 2002.

The Policy is an integral part of the Company’s financial strategy, which includes: (a) financing of a capital expenditure plan which aims for profitable growth and shareholder value creation; (b) a capital structure consistent with improvement of perception of the Company’s risk profile by the rating agencies and by the capital markets, aiming to achieve a reduction of its cost of capital; and (c) a program for funding in a manner that is compatible with preservation of a low-risk debt profile.

The proposed minimum dividend of US$ 1 billion and the financing of the Company’s US$ 3.3 billion capital expenditure plan for 2005, announced on January 18, are coherent with the cash flows that CVRD is expecting, and also with maintenance of prudent levels of financial leverage and interest coverage.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer